Exhibit 99.1

Certificate No.:	No. of Preemptive ADS Rights:

Name and Address of Registered Holder:

OFFERING OF NEW AMERICAN DEPOSITARY SHARES OF ENEL AMÉRICAS S.A. AT A PRICE OF US$8.31 PER AMERICAN DEPOSITARY SHARE

PREEMPTIVE ADS RIGHTS CERTIFICATE

In connection with the offers (the “Preemptive Rights Offers”) by Enel Américas S.A. (“Enel Américas”) to holders of shares of its common stock (the “Shares”) of rights to subscribe for new Shares (the “Preemptive Share Rights”), Enel Américas is offering to holders of its American Depositary Shares (the “ADSs”) registered as such at 5:00 p.m. (New York City time) on July 2, 2019 (the “ADS Record Date”) rights to subscribe for new ADSs (the “Preemptive ADS Rights”).  The Preemptive ADS Rights may be exercised at any time during the period beginning July 3, 2019 and ending at 2:15 p.m. (New York City time) on July 23, 2019 (the “Preemptive ADS Rights Subscription Period”).

For each ADS held as of the ADS Record Date, a holder of ADSs will receive approximately 0.326003 Preemptive ADS Rights.  Holders will receive only a whole number of Preemptive ADS Rights.  Fractional entitlements to Preemptive ADS Rights will be aggregated and sold by Citibank, N.A. (“Citibank”), as ADS Rights Agent (the “ADS Rights Agent”), and net sales proceeds after deduction of all applicable fees, taxes and expenses will be distributed to the applicable holders of ADSs as of the ADS Record Date.  One (1) Preemptive ADS Right entitles the holder of ADSs to purchase one (1) new ADS at a subscription price of US$8.31 per subscribed new ADS (the “ADS Subscription Price”).  To subscribe for new ADSs, the holder of Preemptive ADS Rights must indicate on the certificate representing Preemptive ADS Rights (the “Preemptive ADS Rights Certificate”) the number of new ADSs for which such holder desires to exercise Preemptive ADS Rights.  The CUSIP No. for Enel Américas’ ADSs is 29274F104, which are quoted on The New York Stock Exchange under the symbol “ENIA”.  The CUSIP No. for the Preemptive ADS Rights is 29274F138 which will be quoted on The New York Stock Exchange under the symbol “ENIA RT”.

To exercise Preemptive ADS Rights and to subscribe for any new ADSs, holders of Preemptive ADSs Rights must pay the ADS subscription price of US$8.31 per subscribed new ADS, which includes the fees incurred in connection with the ADS rights and the issuance of the new ADSs of US$0.20 per new ADS. The exercise of Preemptive ADS Rights is irrevocable and may not be cancelled or modified.

Upon expiration of the Preemptive Rights Offers and to the extent that there are any new Shares remaining unsubscribed after the Preemptive Rights Offers (subject to reduction to the extent necessary not to exceed the US$3.0 billion limit of the capital increase authorized by shareholders) (the “Unsubscribed Shares”), each holder of Preemptive ADS Rights who exercised his/her Preemptive ADS Rights shall receive a distribution of a number of transferable ADS Rights (the “Additional ADS Rights”) to purchase new ADSs representing a proportionate share of the Unsubscribed Shares, based on the number of new shares underlying the new ADSs subscribed and paid for in the Preemptive Rights Offers, with each full Additional ADS Right entitling the holder thereof to purchase one (1) new ADS subject to the same price, and certain terms and conditions as those Preemptive ADS Rights subscribed and paid for in the Preemptive Rights Offers and as further described in the Prospectus. A separate set of documentation (other than the Prospectus) will be distributed in connection with the Additional ADS Rights.

Each subscriber should read the Prospectus, dated June 18, 2019, together with the accompanying Prospectus Supplement, dated June 27, 2019 (collectively, the “Prospectus”) provided with this Preemptive ADS Rights Certificate for a complete description of the offering of new ADSs.  Terms not defined herein shall have the meaning given to them in the Prospectus.  The undersigned holder of existing ADSs issued under the Third Amended and Restated Deposit Agreement, dated as of March 28, 2013, by and among Enel Américas, Citibank, in its capacity as depositary, and all Holders and Beneficial Owners of ADSs issued thereunder, hereby provides to ADS Rights Agent the following instructions in connection with the offering of new ADSs.

If you do not indicate below the number of new ADSs subscribed for or if you indicate a number of new ADSs which does not correspond to the total U.S. dollar amount delivered to ADS Rights Agent, you will be deemed to have subscribed for the maximum number of new ADSs that may be purchased with the amount delivered to ADS Rights Agent.

PREEMPTIVE ADS RIGHTS CERTIFICATE

VOLUNTARY CORPORATE ACTION COY:  ENIA

TO SUBSCRIBE FOR NEW ADSs IN THE PREEMPTIVE RIGHTS OFFER, YOU MUST COMPLETE THIS PREEMPTIVE ADS RIGHTS CERTIFICATE AND DELIVER THE COMPLETED AND SIGNED PREEMPTIVE ADS RIGHTS CERTIFICATE TOGETHER WITH THE TOTAL PAYMENT DUE (AS DEFINED BELOW) TO ADS RIGHTS AGENT BY THE EXPIRATION OF THE PREEMPTIVE ADS RIGHTS SUBSCRIPTION PERIOD AT 2:15 P.M. (NEW YORK CITY TIME) ON JULY 23, 2019 (THE “PREEMPTIVE ADS RIGHTS EXPIRATION DATE”) AT ONE OF THE FOLLOWING ADDRESSES:

By Mail: CITIBANK, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	By Hand or Overnight Courier: CITIBANK, N.A. Attn: Corporate Actions Voluntary Offer 150 Royall Street Attn: Suite V Canton, MA 02021

The total payment due is payable in U.S. Dollars by means of a personal check payable to “Citibank N.A.— Enel Américas Preemptive ADS Rights Offering”

THIS PREEMPTIVE ADS RIGHTS CERTIFICATE IS TRANSFERABLE AT THE OFFICE OF THE ADS RIGHTS AGENT PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON JULY 16, 2019.

YOU MAY ALSO INSTRUCT THE ADS RIGHTS AGENT TO SELL THE PREEMPTIVE ADS RIGHTS REPRESENTED BY THIS PREEMPTIVE ADS RIGHTS CERTIFICATE ON YOUR BEHALF BY DELIVERING THIS PREEMPTIVE ADS RIGHTS CERTIFICATE WITH THE INSTRUCTIONS TO SELL COMPLETED TO THE ADS RIGHTS AGENT PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON JULY 16, 2019. THE ADS RIGHTS AGENT WILL CHARGE YOU CUSTOMARY FEES FOR SELLING YOUR PREEMPTIVE ADS RIGHTS.  THE PROCEEDS OF ANY PREEMPTIVE ADS RIGHTS SOLD (AFTER DEDUCTION OF APPLICABLE FEES OF UP TO US$0.20 PER PREEMPTIVE ADS RIGHT SOLD AND APPLICABLE TAXES) WILL BE SENT TO YOU AFTER THE PREEMPTIVE ADS RIGHTS EXPIRATION DATE.

Delivery of this Preemptive ADS Rights Certificate and the total payment due to an address other than as set forth above will not constitute a valid delivery.  Please read the Instructions Booklet for Preemptive ADS Rights Certificate Representing Rights to Purchase New ADSs of Enel Américas S.A., which accompanies this Preemptive ADS Rights Certificate, before completing and returning this Preemptive ADS Rights Certificate and the total payment due to the ADS Rights Agent by the Preemptive ADS Rights expiration date.

If you have any questions or require any additional information regarding the Preemptive ADS Rights Certificate, contact Georgeson LLC, the Information Agent as set forth in “Where You Can Find More Information” in the Prospectus.

The ADS Rights Agent has discretion to refuse to accept any improperly completed, delivered or unexecuted Preemptive ADS Rights Certificate.

VOID AFTER 2:15 P.M. (NEW YORK CITY TIME) ON JULY 23, 2019.

PLEASE FILL IN ALL APPLICABLE INFORMATION ON THE REVERSE SIDE OF THIS CARD AND DELIVER TO CITIBANK, N.A.

ENEL AMÉRICAS S.A.
BY: CITIBANK, N.A., as ADS RIGHTS AGENT
/s/ Citibank, N.A.

(A) No. of Preemptive ADS Rights to sell through the ADS Rights Agent	(B) No. of Preemptive ADS Rights exercised and new ADSs subscribed

Amount payable per new ADS subscribed/applied for X US$8.31

Total amount payable US$

SECTION 1.  TO SUBSCRIBE:  I hereby irrevocably subscribe for the total number of new ADSs indicated in column (B) above upon the terms and conditions specified in the enclosed Prospectus, receipt of which is acknowledged.

TO SELL:  If I have requested the ADS Rights Agent to attempt to sell any Preemptive ADS Rights in column (A) above, I irrevocably authorize the sale of such Preemptive ADS Rights by the ADS Rights Agent according to the procedures described in the Prospectus.

Name of Subscriber(s)/Seller(s):	Taxpayer ID No. of Subscriber(s)/Seller(s):

Address of Subscriber(s)/Seller(s):	Signature of Subscriber(s)/Seller(s):

Daytime telephone number of
Subscriber(s)/Seller(s):

SECTION 2. TO TRANSFER PREEMPTIVE ADS RIGHTS:	SECTION 3. SPECIAL DELIVERY INSTRUCTIONS:

For value received, of the Preemptive ADS Rights represented by the Preemptive ADS Rights Certificate are assigned to:

Please mail certificates for the new ADSs I have subscribed or any cash payment to which I am entitled, as applicable, in accordance with the Prospectus to the following address (if other than shown on the face of the Preemptive ADS Rights Certificate):

(Print Full Name of Assignee)

(Print Full Address)
Name:
(Please Print)
(Signature(s) of Assignor(s))
Address:

(Taxpayer Identification Number of Assignor(s))

IMPORTANT: The signature(s) must correspond in every detail, without alteration, with the name(s) as printed on your Preemptive ADS Rights certificate. The signature must be guaranteed by an eligible institution, such as a commercial bank, trust company, trust company, securities broker/dealer, credit union, or savings association, participating in a Medallion Program approved by the Securities Transfer Association, Inc.

MEDALLION GUARANTEE

FOR USE BY ELIGIBLE INSTITUTIONS ONLY PLACE MEDALLION GUARANTEE IN SPACE BELOW

Authorized Signature:
Name:
(Please Print)

Title:
(Please Print)

Name of Firm:
Address:
(Include Zip Code)

If the number of Preemptive ADS Rights being exercised is less than all of the Preemptive ADS Rights represented by this Preemptive ADS Rights Certificate (check only one):

☐                                    DELIVER TO ME A NEW PREEMPTIVE ADS RIGHTS CERTIFICATE EVIDENCING THE REMAINING PREEMPTIVE ADS RIGHTS TO WHICH I AM ENTITLED.

☐                                    DELIVER A NEW PREEMPTIVE ADS RIGHTS CERTIFICATE EVIDENCING THE REMAINING PREEMPTIVE ADS RIGHTS IN ACCORDANCE WITH MY SECTION 2 INSTRUCTIONS (which include any required signature guarantee).

☐                                    SELL THE REMAINING UNEXERCISED PREEMPTIVE ADS RIGHTS.

PAYER’S NAME:  CITIBANK N.A.

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service	Part 1—Please provide your taxpayer identification number (“TIN”) below and certify by signing and dating below: Social Security Number or TIN	Part 2—For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.

Payer’s Request for Taxpayer Identification Number (“TIN”)

Part 3—Certification
Under penalties of perjury, I certify that:

1.              The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.              I am not subject to backup withholding because:  (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.              I am a U.S. person (including a U.S. resident alien).

Certification Instructions.  You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature:	Date:

NOTE:  FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 WILL RESULT IN BACKUP WITHHOLDING OF THE APPROPRIATE PERCENTAGE OF ANY AMOUNTS PAID TO YOU WITH RESPECT TO THE NEW ADSs.